Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 13, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie and Lauren Nguyen

Re:	Allurion Technologies Holdings, Inc.

Registration Statement on Form S-4

Filed May 12, 2023

File No. 333-271862

Ladies and Gentlemen,

This letter is submitted on behalf of Allurion Technologies Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-4 filed on May 12, 2023 (File No. 333-271862) (the “Registration Statement”), as set forth in your letter dated June 1, 2023, addressed to Shantanu Gaur, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments. The Amended Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Registration Statement (marked to show changes from the Registration Statement) via email.

Registration Statement on Form S-4

The Allurion VCS and other products or services contain third-party open source software components, page 122

1.

We note the new disclosure that the Allurion VCS and your other products and services contain software licensed to you by third-party authors under “open source” licenses and that use of such software may entail greater risks than use of non-open source third-party commercial software. At an another appropriate section of your registration statement, revise to disclose any procedures in place to mitigate such risks. If you do not have current procedures in place, revise the risk factor to disclose such.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 320 of the Amended Registration Statement accordingly.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

June 13, 2023

Sales of shares of New Allurion Common Stock following the completion of the Mergers may cause the market price, page 135

2.

We note your response to prior comment 7 and the disclosure that the effective prices at which the Sponsor, certain independent directors of Compute Health, certain Historical Rollover Equityholders, the PIPE Investors, RTW, a Fortress affiliate and HVL will have acquired their shares of New Allurion Common Stock are generally substantially less than the IPO price of $10.00 per share and may be less than the per share value implied in the PIPE Investment of $7.04 per share. To provide shareholders additional context, revise to disclose the effective prices that the referenced categories of investors paid for such shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 137 of the Amended Registration Statement accordingly.

Risk Factors

The provisions of the Proposed Bylaws requiring exclusive forum in the Court of Chancery..., page 136

3.	Please revise this section, and your Exclusive Forum section on page 350, to disclose the risks that the exclusive forum provision may result in increased costs for investors to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 138 and 139 of the Amended Registration Statement accordingly.

The Compute Health Board’s Reasons for Approval of the Business Combination, page 191

4.

We note your response to prior comment number 19 and reissue in part. Please revise your disclosure to discuss how Compute Health’s Board considered certain conflicts of interest in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 200 of the Registration Statement accordingly.

Non-Redemption Agreement, page 216

5.

We note that the Non-Redemption Agreement is “subject to Medtronic and Allurion, or their respective designees, entering into a sales agency agreement the Medtronic Collaboration pursuant to the Sales Agency Agreement that is satisfactory to Medtronic” and that “such sales agency agreement shall be substantially consistent with the memorandum of understanding between Target and Investor.” Please revise to include the material terms of such memorandum of understanding.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that on May 13, 2023, Covidien AG, an affiliate of Medtronic plc (“Medtronic”), and Allurion Technologies, Inc. entered into a sales agency agreement (the “Sales Agency Agreement”). As a result, the obligations of Medtronic pursuant to the Non-Redemption Agreement are no longer subject to such contingency. The Company also respectfully advises the Staff that it has concluded that the Sales Agency Agreement is not material to the Company under Item 601(b)(10), and therefore, it has not filed the Sales Agency Agreement as an exhibit to the Amended Registration Statement or disclosed the terms thereof.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

June 13, 2023

Consequences of the CPUH Merger, page 261

6.

We note your revised disclosures in response to prior comment 4. The tax opinion exhibit refers to assumptions, exceptions, limitations and qualifications set forth in the registration statement and that the registration statement also refers to the assumptions, exceptions, limitations and qualifications set forth in the tax opinion exhibit. Please revise to describe the qualifications in the registration statement upon which the tax opinion relies. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have revised our opinion to clarify that it is not qualified or otherwise limited by the Registration Statement.

Intellectual Property, page 317

7.

We note your response to prior comment number 25 and reissue, in part. Please revise to provide the certain type of patent protection provided by the specified jurisdiction. For example, please clarify whether they are design, plant, provisional, or utility patents.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 318 and 319 of the Amended Registration Statement accordingly.

*****

Please contact the undersigned at (617) 570-1724 or via email at PRosie@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Paul R. Rosie
Paul R. Rosie

cc:	Shantanu Gaur, Chief Executive Officer, Allurion Technologies, Inc.

Chris Geberth, Chief Financial Officer, Allurion Technologies, Inc.

Danielle Lauzon, Goodwin Procter LLP